

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via E-mail
Baruch Shusel
Chief Financial Officer
G. Willi-Food International Ltd.
4 Nahal Harif St., Northern Industrial Zone
Yavne, 81106, Israel

> **Re:** **G. Willi-Food International Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **Response dated November 8, 2011**
> **File No. 000-29256**

Dear Mr. Shusel:

We have reviewed your response dated November 8, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review Prospects, page 31

Critical Accounting Policies, page 32

4. Impairment of Goodwill, page 33

1. We reviewed your response to comment 3 in our letter dated September 26, 2011. As previously requested, please consider disclosing that the recoverable amount of your cash generating unit is substantially in excess of carrying value and is not at risk of impairment.

A. Results of Operations, page 38

2. We reviewed your response to comment 4 in our letter dated September 26, 2011. As previously requested, please tell us your consideration of disclosing the following information in your discussion and analysis of operations for each year presented:

    o   the reasons for increases in the expense items identified in your discussions of selling and general and administrative expense; and

    o   the effective tax rates and the reasons for the change between years in your discussions of taxes on income.

Consolidated Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-7

3. We reviewed your response to comment 7 in our letter dated September 26, 2011. Please tell us how you account for slotting fees referencing the applicable authoritative literature that supports your accounting treatment. Please also tell us why you:

    o   consider slotting fees as intangible assets; and

    o   believe your classification of slotting fee payments as investing cash flows is more appropriate than classification as operating cash flows.

Notes to Consolidated Financial Statements, page F-9

4. We reviewed your response to comment 8 in our letter dated September 26, 2011. As previously requested, please disclose the date when the financial statements were authorized for issue and who gave the authorization. Please refer to paragraph 17 of IAS 10.

Note 2 – Summary of Significant Accounting Policies, page F-9

P. Revenue recognition, page F-17

5. We reviewed your response to comment 10 in our letter dated September 26, 2011. As previously requested, please tell us your consideration of disclosing your accounting policies with respect to customer returns, rebates and other credits.

Note 16 – Commitments and Contingencies, page F-43

A. Commitments

6. We reviewed your response to comment 20 in our letter dated September 26, 2011. Please tell us how you classify sales incentives in your statements of income and the basis for your classification.

B. Contingent liabilities

7. We reviewed your response to comment 22 in our letter dated September 26, 2011. As previously requested, please tell us your consideration of disclosing that providing an estimate of the financial effect of the legal actions disclosed in items (3), (4) and (7) is not practical.

Note 24 – Financial Instruments, page F-54

B. Categories of financial instruments, page F-54

8. We reviewed your responses to comments 26 and 27 in our letter dated September 26, 2011. Please explain why certain financial liabilities included in the table on page F-54 appear to be excluded from the maturity profile of outstanding financial liabilities table on page F-56.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief